Exhibit 21

Subsidiaries of Middleburg Financial Corporation

Name of Subsidiary                                                                 State of Organization

ICBI Capital Trust I	Delaware
MFC Capital Trust II	Delaware
Middleburg Bank	Virginia
- Middleburg Bank Service Corporation	Virginia
Middleburg Investment Group, Inc.	Virginia
- Middleburg Trust Company	Virginia
- Middleburg Investment Advisors, Inc.	Virginia